SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: February 28, 2008

FOR IMMEDIATE RELEASE

Cimatron Reports Record Revenues of $28.7 Million and

Ten Year Record Net Income of $1.9 Million in 2007

—        Record quarterly revenues of $9.9 million in Q4 2007, up 63.9% compared to Q4 2006. Annual revenues up 33.5%.

—        Net Income in Q4 2007 was $965 thousand, up 73.2% over Q4 2006. Annual net income up 274%.

—        $0.12 EPS in Q4 2007, $0.24 EPS in 2007

Givat Shmuel, Israel, – February 27, 2008– Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the fourth quarter and full year ended December 31, 2007.

2007 was a record year for Cimatron. Strong year-over-year revenue growth, both for Q4/2007 and for the entire year, translated into strong operating and net income. The growth is attributed to growing acceptance of the CimatronE product line and to the positive contribution of Microsystem’s results which, as of Q3/2007, are fully consolidated.

Financial Highlights:

Revenues for the fourth quarter of 2007 were $9.9 million, representing 63.9% growth compared to $6.0 million recorded in the fourth quarter of 2006. Revenues for the year ended December 31, 2007 increased 33.5% to $28.7 million, compared to $21.5 million in 2006.

Gross Income for the fourth quarter of 2007 increased 49.7% to $7.7 million as compared to $5.1 million in the same period in 2006. Gross Income in 2007 increased 30% to $23.2 million as compared to $17.8 million in 2006. Gross margin in 2007 was 81%.

Operating Income in the fourth quarter of 2007 was $831 thousand, compared to an operating income of $366 thousand in the fourth quarter of 2006. In 2007 the Company recorded operating income of $1.68 million, compared to an operating income of $48 thousand in 2006. The significant improvement in the operating income results mostly from the increase in revenues.

Net Income for the quarter increased 73.2% to $965 thousand, or $0.12 per diluted share, compared to a net income of $557 thousand, or $0.07 per diluted share recorded in the same quarter of 2006. For 2007, net income increased 274% to $1.9 million, or $0.24 per diluted share, compared to a net income of $514 thousand, or $0.07 per diluted share in 2006.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said, “We are very pleased to report a strong year of improved top and bottom lines. Cimatron’s results for 2007 are attributed to our efforts to develop and launch competitive products to the entire toolmaking and manufacturing industry, as well as to the positive contribution of the Microsystem acquisition.

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During the last two months, since we have merged Gibbs and Associates, we are working closely with Mr. Bill Gibbs, our new President North America, and his team to leverage the potential synergy from the merger, pushing additional products to the joint distribution network. Gibbs System’s estimated non-GAAP revenues in 2007 were approximately $12M and estimated non-GAAP pre-tax profit was above 10% of revenues. We expect to see benefits from the merger unfolding throughout 2008 and beyond.”

Mr. Rimon Ben-Shaoul, Chairman of the Board of Directors of Cimatron said, “The 2007 financial results reflect good execution of our long term product and marketing strategy. The Microsystem and Gibbs and Associates merger transactions create additional economies of scale for the coming years.”

Conference Call

Cimatron’s management will host a conference call today, at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will also be available to answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141
Israel: 03-9180609

For those unable to listen to the live call, a replay of the call will be available from the day after the call under the investor relations section of Cimatron’s website, at: www.cimatron.com

About Cimatron

With more than 25 years of experience and over 20,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Cimatron’s cutting-edge CAD/CAM solutions are widely used in the automotive, medical, consumer plastics, electronics, and other industries.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, please visit http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

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CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	December 31,	December 31,
	2007	2006

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$9,026	$5,597
Trade receivables	7,308	4,848
Other current assets	1,467	980

Total current assets	17,801	11,425

Deposits with insurance companies and severance pay fund	2,703	2,653

LONG-TERM INVESTMENTS:
Marketable investments	1,158	1,287
Investments in affiliated companies	-	748

Total long-term investments	1,158	2,035

Net property and equipment	1,337	1,010

Total other assets	4,328	784

Total assets	$27,327	$17,907

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$791	$500
Trade payables	2,258	828
Accrued expenses and other liabilities	7,889	4,330
Deferred revenues	742	425

Total current liabilities	11,680	6,083

LONG-TERM LIABILITIES:
Accrued severance pay	3,929	3,003
Long-term loan	403	-
Other	282	-

Total long-term liabilities	4,614	3,003

Minority interest	63	(24)

Total shareholders' equity	10,970	8,845

Total liabilities and shareholders' equity	$27,327	$17,907

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CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2007	2006	2007	2006

Total revenue	9,881	6,028	28,640	21,459

Total cost of revenue	2,230	917	5,440	3,623

Gross profit	7,651	5,111	23,200	17,836

Research and development expenses, net	1,137	1,093	4,281	4,426

Selling, general and administrative expenses	5,683	3,652	17,243	13,362

Operating income	831	366	1,676	48

Net income	$965	$557	$1,923	$514

Net income per share - basic and diluated	$0.12	$0.07	$0.24	$0.07

Weighted average number of shares outstanding

Basic EPS (in thousands)	7,884	7,835	7,866	7,835

Diluted EPS (in thousands)	7,921	7,835	7,910	7,835

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